EXHIBIT 99.1

Outcome of Innate Pharma’s 2025 Annual General Meeting

Marseille, France, May 23, 2024, 10:00 PM CEST

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) announced the voting results of its shareholders at the Annual General Meeting (“AGM”), which took place on May 22, 2025, in Marseille. All resolutions were voted.

A total of 114 votes were cast out of a total of 43,447,237 shares giving right to 43,535,215 voting rights, representing a quorum of 47,14%.

Following the approval of its shareholders at the Annual General Meeting held on May 22, 2025, the Company has transitioned from an Executive Board and Supervisory Board corporate governance structure to a Board of Directors structure with a Chief Executive Officer.

New Governance Structure
The newly appointed Board of Directors comprises:
-    Mrs. Irina Staatz-Granzer ;
-    Mr. Jonathan Dickinson ;
-    Mrs. Véronique Chabernaud;
-    Mrs. Pascale Boissel;
-    Mrs. Sally Bennett;
-    Mr. Christian Itin;
-    Mr. Marty J. Duvall;
-    Bpifrance Participations, represented by Mr. Olivier Martinez;

The Board of Directors then decided, on May 22, 2025, following the Annual General Meeting, to separate the functions of Chairman of the Board and Chief Executive Officer and appointed Mrs Irina Staatz Granz as Chairman of the Board and Mr Jonathan Dickinson as Chief Executive Officer.

“This evolution marks a new key milestone for Innate Pharma. It reflects our commitment to adopting a governance model aligned with international standards, while continuing to create value for all our stakeholders,” said Irina Staatz Granzer, Chairwoman of the Board of Directors.

The resolutions, the results of the votes and other documents relating to the AGM along with the AGM recording will be available in the Annual General Meeting 2025 section of the Company’s website.

About Innate Pharma

Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through three therapeutic approaches: multi-specific NK Cell Engagers via its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform and Antibody Drug Conjugates (ADC) and monoclonal antibodies (mAbs).
Innate’s portfolio includes several ANKET® drug candidates to address multiple tumor types as well as IPH4502, a differentiated ADC in development in solid tumors. In addition, anti-KIR3DL2 mAb lacutamab is developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, and anti-NKG2A mAb monalizumab is developed with AstraZeneca in non-small cell lung cancer.
Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as leading research institutions, to accelerate innovation, research and development for the benefit of patients.
Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.
Learn more about Innate Pharma at www.innate-pharma.com. Follow us on LinkedIn and X.

Information about Innate Pharma shares

ISIN code FR0010331421
Ticker code Euronext: IPH Nasdaq: IPHA
LEI 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors

This press release contains certain forward-looking statements, including those within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. The use of certain words, including “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “may,” “might,” “potential,” “underway,” “intend,” “should,” “will,” or the negative of these and similar expressions, is intended to identify forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s reliance on third parties to manufacture its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties, which could cause the Company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public by the Company. References to the Company’s website and the AMF website are included for information only and the content contained therein, or that can be accessed through them, are not incorporated by reference into, and do not constitute a part of, this press release.

In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company or any other person that the Company will achieve its objectives and plans in any specified time frame or at all. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

Contacts
For additional information, please contact:

Investors

Innate Pharma
Henry Wheeler
Tel.: +33 (0)4 84 90 32 88
Henry.wheeler@innate-pharma.fr

Media Relations

NewCap
Arthur Rouillé
Tel.: +33 (0)1 44 71 00 15
innate@newcap.eu